ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

June 4, 2012

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 7 to Registration Statement on Form S-1

Filed May 18, 2012

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 1, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on September 19, 2011 and subsequently amended.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 8 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. We note that the registration statement contains a number of references to April 26, 2012. Please revise these references to refer to a more recent date.

Response: We have revised the April 26, 2012 and May 18, 2012 references to refer to a more recent date in the Registration Statement.

Prospectus Summary, page 3

Our Company, page 3

2. We note your response to our prior comment 2 and reissue. Please refer to the fourth paragraph. Please reconcile your unaudited operating loss of $33,984 disclosed in the fourth paragraph with your unaudited financial statements which details an unaudited operating loss of $38,287 for the referenced period. Please also revise the prospectus throughout as applicable. In this regard, we note this incorrect amount is used throughout the prospectus in a number of instances. For example, refer to the first risk factor on page 10 and the Results of Operations section on page 44. Please revise each reference as applicable.

Response: We respectfully note the Staff’s comment, and we thank you for bring this to our attention. We have reconciled our unaudited operating loss throughout the registration statement.

Implications of Being an “Emerging Growth Company,” page 5

3. Refer to the third paragraph and the third through sixth sentences thereof. We note your disclosure that your presently file reports under Section 15(d) of the Securities Exchange Act of 1934. Please revise or, alternatively, delete these sentences. Please also revise the prospectus throughout accordingly.

Response: We have deleted the inappropriate sentences.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.